3DMIA, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

3DMIA, LLC

FINANCIAL STATEMENTS

TABLE OF CONTENTS

3DMIA, LLC

BALANCE SHEET

DECEMBER 31

CURRENT ASSETS

	2021	**2020**
Cash	$ 128,599	$ 530,725
Accounts receivable	481,402	279,176
Prepaid expenses	91,256	97,173
TOTAL CURRENT ASSETS	701,257	907,074

PROPERTY AND EQUIPMENT

Construction in process	238,077	-
Machinery and equipment	4,630	4,630
Software	7,681	7,681
TOTAL COST OF PROPERTY AND EQUIPMENT	250,388	12,312
Less accumulated depreciation	12,312	12,312
NET PROPERTY AND EQUIPMENT	238,076	-

OTHER ASSETS

Investment in subsidiaries	142,999	6,230
TOTAL ASSETS	$ 1,082,332	$ 913,304

See Accompanying Notes

2

3DMIA, LLC

BALANCE SHEET

DECEMBER 31

CURRENT LIABILITIES

	2021	**2020**
Accounts payable	$ 373,654	$ 323,325
Customer deposits	4,500	43,000
Accrued expenses	-	-
Current portion long-term debt	2,873	-
TOTAL CURRENT LIABILITIES	381,027	366,325

LONG-TERM LIABILITIES

Long-term debt, net of current portion	974,327	1,078,701
TOTAL LIABILITIES	1,355,354	1,445,026

MEMBER'S EQUITY	(273,022)	(531,722)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,082,332	$ 913,304

3DMIA, LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

FOR THE YEAR ENDING DECEMBER 31

	2021			**2020**	
Net sales	$ 1,685,662	100.0%	$	1,713,484	100.0%
Cost of sales	214,429	12.7%		178,122	10.4%
Gross profit	1,471,233	87.3%		1,535,362	89.6%
Operating expenses					
Team contractor pay	1,153,513	68.4%		1,137,212	66.4%
Contract assistant pay	316,898	18.8%		123,415	7.2%
Marketing and advertising	289,556	17.2%		111,114	6.5%
Professional services	286,859	17.0%		246,272	14.4%
Product and system development	164,342	9.7%		133,372	7.8%
Dues and software subscriptions	77,639	4.6%		56,456	3.3%
Travel and entertainment	28,578	1.7%		20,755	1.2%
Insurance	27,459	1.6%		16,924	1.0%
Total operating expenses	2,344,844	139.1%		1,845,520	107.7%
Operating income	(873,611)	-51.8%		(310,158)	-18.1%
Other income (expenses)					
Gain on partnership investments	833,012	49.4%		471,570	27.5%
Other income	23,540	1.4%		170,769	10.0%
Other expenses	(61,008)	-3.6%		(40,518)	-2.4%
Depreciation and amortization	-	0.0%		(436)	0.0%
Interest expense	(13,849)	-0.8%		(37,442)	-2.2%
Loss on investment income	-	0.0%		(27,378)	-1.6%
Total other Income (expenses)	781,695	46.4%		536,565	31.3%
Net income	(91,916)	-5.5%		226,407	13.2%
Members' equity, beginning of year	(531,722)			(622,450)	
Members' contributions	375,000			-	
Members' draws	(24,384)			(135,679)	
Members' equity, end of year	$ (273,022)		$	(531,722)	

See Accompanying Notes

3DMIA, LLC

STATEMENT OF CASH FLOW

FOR THE YEAR ENDING DECEMBER 31

OPERATING ACTIVITIES

	2021	2020
Net income	$ (91,916)	$ 226,407
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	-	436
Changes in operating assets and liabilities which provided (used) cash:		
Accounts receivable	(202,226)	(82,417)
Prepaid expenses	5,917	(114,689)
Accounts payable	50,329	(151,549)
Customer deposits	(38,500)	(4,500)
Net cash used in operating activities	(276,396)	(126,312)

INVESTING ACTIVITIES

Addition to investment in subsidiaries	(833,014)	(471,570)
Proceeds from distribution from subsidiaries	696,245	397,377
Additions to property and equipment	(238,077)	-
Net cash used in investing activities	(374,846)	(74,193)

FINANCING ACTIVITIES

Proceeds from long-term debt	-	25,000
Repayment of long-term debt	(76,500)	(355,887)
Proceeds from PPP/EIDL loan	50,000	1,072,682
Member contributions	300,000	-
Member distributions	(24,384)	(135,678)
Net cash provided by financing activities	249,116	606,117
Net decrease in cash and cash equivalents	(402,126)	405,612
Cash and cash equivalents, beginning of year	530,725	125,112
Cash and cash equivalents, end of year	$ 128,599	$ 530,725

See Accompanying Notes

5

NOTE A – SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business Operations
3DMia, LLC (the Company) is a limited liability company organized under the laws of Michigan. The Company operates as a commercial media services firm providing photography, aerial photography, 3D modeling and video production for real estate offices. The Company holds a 51% ownership of separate entities (known as Next Door Photos, LLC) across North America by partnering with individuals in the local market.

Basis of Accounting
The financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates. The more significant accounting policies are summarized below.

Cash Equivalents
Cash and cash equivalents consist of all cash on deposit. Balances in the bank accounts may at times exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes it is not exposed to any significant credit risk.

Accounts Receivable
Accounts receivable consists primarily of receivables from sales revenue. Accounts receivable are reported net of any anticipated losses due to uncollectible accounts. At December 31, 2021, management has elected not to record an allowance for doubtful accounts.

Inventories
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Prepaid Expenses
Prepaid expenses consist of various items which have been paid for prior to December 31, 2021 which benefit the following fiscal year.

Property and Equipment
Property and equipment are reported at cost. Expenditures for property and equipment in excess of $2,500 and having estimated useful lives of three years or more are capitalized at cost when purchased. Depreciation is reported using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Depreciation expense was $-0- and $436 for the years ended December 31, 2021 and 2020, respectively.

NOTE A – CONTINUED

Advertising Expenses

The costs of advertising and product promotion are expensed as incurred. The Company incurred advertising expense of $289,556 and $111,114, respectively, during the years ended December 31, 2021 and 2020.

Gain on Partnership Investments

As owner of 51% of other locations (Next Door Photos, LLC), the Company recognized gains of $833,014 and $471,570 for the years ended December 31, 2021 and 2020, respectively.

NOTE B – INCOME TAX STATUS

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE C – LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows:

	2021
Note payable – term loan, secured by all assets, 3.75 percent interest, monthly payment $4,409, maturing May 31, 2050, first payment deferred until November 30, 2022	$ 952,200
	25,000
Less current portion	(2,873)
Long term debt, net of current portion	$ 974,327

NOTE C – CONTINUED

Principal maturities of long-term debt for each of the years succeeding December 31, 2021 are as follows:

2022	$	2,873
2023		17,618
2024		18,291
2025		18,988
2026		19,713
Thereafter		874,717
Total	$	952,200

Cash paid for interest during the years ended December 31, 2021 and 2020 amounted to $13,849 and $37,442, respectively.

NOTE D – PAYCHECK PROTECTION PROGRAM

In 2020 the Company borrowed $170,482 from the United States Small Business Administration ("SBA") under their Paycheck Protection Program. During 2020, the Company received full forgiveness of the loan from the SBA.

NOTE E – BUSINESS OPERATIONS

In December 2019, a novel strain of coronavirus disease ("COVID-19") was reported, and in March 2020, the World Health Organization characterized COVID-19 as a pandemic ("COVID-19 pandemic"). The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global societies, economies, financial markets, and business practices.

The Company is unable to predict the extent to which COVID-19 may impact its future financial condition or results of operations and its impact on the Company's ability to obtain future capital resources.

NOTE F – SUBSEQUENT EVENTS

There are no subsequent events requiring disclosure as of the date of the issuance of these financial statements.

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